Filed by Mittal Steel Company N.V.
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed Filed Pursuant to Rule 14a-12 of the Securities
Exchange Act of 1934
Subject Company: International Steel Group Inc.
Commission File No.: 333-121220

Mittal Steel Company N.V. and International Steel Group Inc.
Clarify Election Deadline

8 April, 2005 — Mittal Steel Company N.V. (“Mittal Steel”) [NYSE and Euronext Amsterdam: MT] and International Steel Group Inc. (“ISG”) [NYSE: ISG] today clarified the deadline for ISG stockholders to submit forms of election regarding the stock and cash consideration they elect to receive for their shares of ISG common stock in connection with the proposed merger of ISG with a wholly owned subsidiary of Mittal Steel. The deadline for holders of record of ISG shares will be 5:00 p.m., New York City time, on the third business day after the merger is completed. ISG stockholders who hold their shares in “street name” may be required to submit their election forms earlier than the deadline applicable to holders of record. Such stockholders should carefully review any materials they received from their broker to determine the election deadline applicable to them.

As previously announced, a meeting date of April 12, 2005 has been established for the Extraordinary General Meeting of Mittal Steel Shareholders and for the Special Meeting of ISG Stockholders during which Mittal Steel shareholders and ISG stockholders will vote on the merger agreement. Mittal Steel and ISG intend to complete the merger as promptly as practicable following satisfaction of all conditions to completion of the merger. As a result, the earliest possible expiration date for an ISG stockholder to submit a form of election is 5:00 p.m., New York City time, on Friday, April 15, 2005 (which would be the case if Mittal Steel and ISG were to complete the merger on Tuesday, April 12, 2005).

ALL ISG STOCKHOLDERS ARE URGED TO SUBMIT THEIR FORMS OF ELECTION AS SOON AS POSSIBLE IN ORDER TO ENSURE THAT THEIR ELECTIONS ARE EFFECTIVE.

ISG stockholders may elect cash, Mittal Steel Class A Common Shares, or a combination of the two for their ISG shares. All elections are subject to proration procedures provided in the merger agreement designed to ensure that, in the aggregate, 50% of the ISG shares will be converted into cash and 50% of the ISG shares will be converted into Mittal Steel Class A Common Shares. As a result, an ISG stockholder may not receive the exact form of consideration elected, and the ability of an ISG stockholder to receive the form of consideration elected will depend on the elections made by other ISG stockholders.

A more complete description of the merger consideration and the adjustment and proration mechanisms applicable to elections is contained in the election materials mailed to ISG stockholders of record as of March 14, 2005 and the proxy statement/prospectus dated March 14, 2005, both of which ISG stockholders are urged to read carefully and in their entirety.

ISG stockholders may obtain additional copies of the election documents, as well as copies of the proxy statement/prospectus dated March 14, 2005, from MacKenzie Partners, Inc., by telephone at (212) 929-5500 (collect) or (800) 322-2885 (toll free) or by email at proxy@mackenziepartners.com.

About Mittal Steel Company

Mittal Steel Company is the world’s most global steel company. Formed from the combination of Ispat International N.V. and LNM Holdings N.V., the company has operations in fourteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2004, Mittal Steel had revenues of US$22.2 billion and steel shipments of 42.1 million tons. The company trades on the New York Stock Exchange and the Euronext Amsterdam under the ticker symbol “MT”.

About ISG

International Steel Group Inc. is one of the largest steel producers in North America. It ships a variety of steel products from 13 major steel producing and finishing facilities in eight states, including hot-rolled, cold-rolled and coated sheets, tin mill products, carbon and alloy plates, rail products and semi-finished shapes to serve the automotive, construction, pipe and tube, appliance, container and machinery markets. For additional information on ISG, visit www.intlsteel.com.

Safe Harbor Statement

This press release contains “forward-looking” statements concerning certain matters, including the timing of the satisfaction of the conditions to completion of the proposed merger of ISG with Mittal Steel and the timing for the completion of the proposed merger. Such forward-looking statements reflect various assumptions of management concerning future events, and are subject to significant business, economic and competitive risks, uncertainties and contingencies, many of which are unknown and beyond our control. For more detailed information on the risks and uncertainties associated with the proposed merger of ISG with Mittal Steel and Mittal Steel’s and ISG’s business activities, see Mittal Steel’s reports filed with the Securities and Exchange Commission. Except as required by law, neither Mittal Steel nor ISG undertakes any obligation to publicly update its forward-looking statements whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

Mittal Steel has filed with the Securities and Exchange Commission a registration statement on Form F-4 that includes a proxy statement of ISG and a prospectus of Mittal Steel and other relevant documents in connection with the proposed merger involving Mittal Steel and ISG. In addition, Mittal Steel has published and made available to shareholders of Mittal Steel, and filed with Euronext Amsterdam N.V., a prospectus and shareholders circular. Investors and security holders are urged to carefully read the prospectus regarding the proposed merger because it contains important information and to exclusively base their investment decision on this prospectus. Investors and security holders of Mittal Steel and ISG are urged to read the proxy statement and prospectuses and other relevant materials because they contain important information about Mittal Steel and ISG and the proposed merger. Investors and security holders may obtain a free copy of these materials and other documents filed with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. You may obtain documents filed with the SEC by Mittal Steel free of charge if you request them in writing from Mittal Steel Company N.V., 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands, or by telephone at +31 10 217 8800. You may also obtain documents filed with the SEC by ISG free of charge if you request them in writing from Investor Relations, International Steel Group Inc., 4020 Kinross Lakes Parkway, Richfield, Ohio 44286-9000, or by telephone at (330) 659-7430.

For more information, please contact:

Mittal Steel
Nicola Davidson, General Manager, Corporate Communications
T: +44 (0) 20 7543 1162

T. N. Ramaswamy, Director Finance
T: +44 (0) 20 7543 1174

ISG
Blaise Derrico, Manager, Investor Relations
T: +1 330-659-7430

Charles T. Glazer, Manager, Communications and Public Relations
T: +1 330-659-9121